DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6703
luis.martos@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-4939

June 6, 2007

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- an English translation of the Regulatory Disclosure informing of the remuneration plans for BAA Plc executives that was filed with the CNMV on June 4, 2007.

If you have any questions, please do not hesitate to contact me at 212- 450-6703. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos

Luis Martos
Legal Assistant

Attachments
By Hand Delivery

File No. 82-4939

In accordance with the provisions of article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

The Company's Board of Directors has approved two remuneration plans for executives that involve the delivery of shares or options on shares of the company.

The beneficiaries of both plans are executives of BAA Plc., UK airport manager and an indirect subsidiary of the Company, who do not report to the Board of Directors of Grupo Ferrovial, S.A. or its committees.

The characteristics of the two plans, which are practically identical to the plans disclosed to the CNMV on 3 November 2006 (disclosure no. 72029), are as follows:

(1) **Stock options plan**.

The plan covers options on shares of Grupo Ferrovial, S.A. up to a maximum of 1,100,000 shares (0.78% of capital stock) per year. The option grants will take place once per year; this year's grant is expected to take place in July 2007. The options vest three years after the granting date and they expire six years after the granting date. Both the vesting conditions and the specific number of options which may be exercised will depend upon BAA attaining specific EBITDA levels.

The beneficiaries of the plan number approximately 500 people in the top six echelons of BAA management.

(2) **Deferred Annual Bonus**

The system consists of the beneficiary voluntarily investing a percentage of his/her annual variable remuneration in shares of Grupo Ferrovial, S.A. The shares will be delivered to the executive after three years with an additional number of shares depending on the degree of attainment of certain EBITDA targets by BAA.

The maximum annual amount is estimated at 100,000 shares of Grupo Ferrovial, S.A., equivalent to 0.07% of the capital stock; the agreement relating to this year's remuneration is expected to be signed in July 2007.

The Plan's beneficiaries are executive directors, senior management and senior executives of BAA (currently 30 people at most).

Both systems were approved by the Board of Directors of BAA Plc. following a report by its Remuneration Committee.

Solely in order to offset future appreciation in the value of the Company's shares included in these Plans, a hedge will be arranged with a financial institution, at the expense of BAA Plc., which will be settled by differences. This hedge will not involve the transfer of own shares.

Madrid, 4 June 2007

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

END